Toys “R” Us Property Company II, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617-4043

e-mail: clay.creasey@toysrus.com

January 11, 2013

VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Jennifer Monick, Senior Staff Accountant

Re:	Toys “R” Us Property Company II, LLC
Form 10-K for the Fiscal Year Ended January 28, 2012
Filed April 27, 2012
File No. 333-168515

Dear Ms. Monick:

Enclosed herewith are our responses to the comment letter (the “Comment Letter”) dated December 18, 2012 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “Fiscal 2011 Form 10-K”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

Form 10-K for Fiscal Year Ended January 28, 2012

Financial Statements

Summary of Significant Accounting Policies, page 32

Leases for Lessees Only, page 34

1.	Please tell us how you determined it was appropriate to include the renewal options in the lease term if a significant economic penalty exists for not exercising such options. Within your response, please tell us the nature of the economic penalties. Please reference the authoritative accounting literature relied upon. Additionally in your Form 10-Q for the quarterly period ended July 28, 2012, you noted an increase in depreciation expense and a decrease in rental expense due to a change in estimated lease terms. Please tell us if this change in lease terms was for leases that were straight-lined over the renewal option. If so, please tell us if the significant economic penalties no longer apply to those leases, and what caused the change to your determination.

In response to the Staff’s comment, the Company advises the Staff that of the Company’s 129 properties disclosed as of July 28, 2012, 13 are operating leases with third parties where we enter into a leasehold interest via a ground lease and invest capital to construct a new building located on the land. The remaining 116 properties are owned.

For purposes of determining the straight-line period to record the leases over, the Company includes renewal options only if those options are specified in the lease agreement and if failure to renew the lease imposes an economic penalty to the Company. The Company concluded that failure to renew a ground lease during the estimated useful life of the owned building located on the property would result in forgoing an economic benefit given the significant capital investment at the inception of the lease by the Company to construct a new building. Therefore, the Company determined that it was appropriate to include the renewal options in the lease term through the estimated life of the building in accordance with the guidance set forth in FASB ASC 840-20-20, “Leases – Operating Leases” where a Lease Term is defined as, “All periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured.” The definition of penalty includes “Surrender or transfer of an asset or rights to an asset or otherwise forego an economic benefit, or suffer an economic detriment.” Factors to consider when determining whether an economic detriment may be incurred include, “The existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property.” The Company concluded that the surrender of the building prematurely could result in a potential impairment, and in turn an economic detriment.

In response to the Staff’s comment, the Company advises the Staff that the decrease in rental expense was due to a decrease in the estimated lease term for a ground lease location that was originally straight-lined over a period that included renewal options through the estimated useful life of the building. Though the significant economic penalty still applied to that ground lease, the estimated lease term was revised to reflect the Company’s intent to exit the existing lease at the end of the current term and therefore not exercise any additional renewal options available under the lease agreement. The decision to exit the lease without exercising additional renewal options with the third party landlord was made after careful evaluation by management of the economics surrounding this particular location using key metrics such as occupancy costs, lessee performance and area demographics among other factors. Due to the shortened estimated lease term, the Company adjusted its Deferred third party rent liabilities on the Condensed Balance Sheet as of July 28, 2012 and correspondingly decreased rental expense for the thirteen and twenty-six weeks ended July 28, 2012.

Exhibit 31

2.	We note that the language in your certification filed as Exhibit 31.1 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting and paragraph 4(b) which must be provided in the first annual report required to contain management’s internal control report. Please file an amendment to your annual report on Form 10-K that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a).

We intend to file an Amendment No. 1 to the Form 10-K for the fiscal year ended January 28, 2012 that contains only the cover page, explanatory note, signature page and an amended Exhibit 31.1 that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a). We anticipate filing such amendment as soon as we resolve the other comments in the Comment Letter.

Exhibit 32

3.	We note that your certification filed as Exhibit 32.1 refers to the incorrect reporting period. Please file an amendment to your annual report on Form 10-K to reference the appropriate period.

As part of the Amendment No. 1 to the Form 10-K for the fiscal year ended January 28, 2012 we intend to file in response to Comment 2, we will file an amended Exhibit 32.1 that references the appropriate reporting period.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (973) 617-5820 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

TOYS “R” US PROPERTY COMPANY II, LLC

By:	/s/ F. Clay Creasey, Jr.
Name:	F. Clay Creasey, Jr.
Title:	Executive Vice President—Chief Financial Officer

cc:	Via Facsimile
Shannon Sobotka, Securities and Exchange Commission
David J. Schwartz, Executive Vice President – General Counsel
Michael Nathan, Simpson Thacher & Bartlett LLP